LEONARD, STREET AND DEINARD
150 South Fifth Street
Minneapolis, Minnesota 55402

July 8, 2005

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	LodgeNet Entertainment Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 16, 2005
File No. 0-22334

Dear Mr. Spirgel:

We represent LodgeNet Entertainment Corporation, a Delaware corporation (“LodgeNet” or the “Company”) and have been authorized by them to respond to the Staff’s letter, dated June 28, 2005, and the two itemized comments contained therein (the “Staff Comment Letter”). We have set forth each of the comments from the Staff’s Comment Letter, followed by the Company’s response.

Comment from SEC — Critical Accounting Policies, page 37

We note your response to our prior comment 3 and your statement that the delivered equipment has stand-alone value to the customer as defined in paragraph 9a of EITF 00-21. Although your system consists of commercial off-the-shelf networking equipment, it appears to contain “proprietary” two-way digital communication software designed to facilitate interaction between the equipment located within the guest room and a headend located elsewhere in the hotel. Additionally, your service control center provides on-line diagnostic technical support without visiting the hotel property. Structurally, the form of the arrangement is similar to a hosting service as described in paragraph 1 of EITF 00-03. Tell us if the customer has the contractual right to take possession of the software at any time during the hosting period . . . to run on its own hardware or contract with another party unrelated to your company to host the software. Refer to paragraph 5 of EITF 00-03.

July 8, 2005
Page No. 2

     Response

Our primary source of revenue is typically generated by an hotel guest purchasing a service on a per-view, hourly or daily basis. This revenue source utilizes a proprietary two-way digital communications software that is designed to facilitate interaction between the equipment located in the guest room and a headend located elsewhere in the hotel is associated with our video-on-demand system. This system also allows us to perform diagnostics on the system without having to send a technician to the hotel. Under this source of revenue the Company retains ownership of the hardware and the proprietary software.

The Company also generates revenue by the sale of high-speed Internet equipment to hotels and the sourcing of Internet access to subscribing hotels. As we stated in our response, this equipment has standalone value to the customer as defined in par. 9a of EITF 00-21. The software used within this system is not proprietary and is supplied by a third party unrelated to the Company. Our service control center does not have access into the equipment to perform diagnostics but rather, as part of the sale of the equipment to the hotel, we also contract with the hotel to perform monthly maintenance and service on the equipment. At the end of the initial contract period, usually three-years, the customer has the contractual right to take possession of the hardware and upon payment of a license fee to the third party, can utilize that software on this hardware or contract with another party unrelated to our Company to host the software. We record the revenue of the sale of the equipment over the contract period.

In both of the arrangements described above, the customer does not have the right to take possession of the software, without significant penalty. Accordingly, these arrangements fall under the scope of SAB 104 and EITF 00-21 (and not SOP 97-2).

Comment from SEC — Note 15 — Income Taxes, page F-21

Please supplementally provide the information requested in our prior comments 9 and 10. The information will allow is to better understand your statement on page F-21 with respect to how changes in the valuation allowance impacted your provision for income taxes. We may have additional questions, depending on your response.

     Response

We have been in a net operating loss position since the inception of our company. The provision for income tax is related to state franchise tax. The following table summarizes the significant differences between the U.S. federal statutory tax rate and our effective tax rate for financial statement purposes for the years ended December 31, 2004, 2003 and 2002.

July 8, 2005
Page No. 3

	2004	2003	2002
Federal income tax benefit at statutory rate (35%)	$(7,126)	$(12,108)	$(10,002)
State income taxes, net of federal benefit	(439)	(1,016)	(667)
Other Non-deductible items	306	117	134
Net change to valuation allowance	7,680	13,466	11,084

	$421	$459	$550

The following table summarizes the net deferred tax assets and liabilities resulting from temporary differences and net operating loss carry forward for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
Deferred tax assets	$17,155	$14,002	$4,021
Net operating loss carry forward	69,491	66,826	52,465

Total deferred assets	86,646	80,828	56,486
Deferred tax liabilities	0	0	0

Net deferred assets	86,646	80,828	56,486
Valuation allowance	(86,646)	(80,828)	(56,486)

Net deferred taxes	$—	$—	$—

We believe the above responses address the questions and concerns expressed within the SEC Staff Comment Letter dated June 28, 2005.

In addition, the Company specifically acknowledges that it is 1) responsible for the adequacy and accuracy of the disclosure contained in its filings; 2) that Staff comments or changes to the Company’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and 3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the matters covered in this letter, please do not hesitate to contact the undersigned at 612-335-1517. We thank you for your cooperation.

Very truly yours,
LEONARD, STREET AND DEINARD

Mark S. Weitz

cc:	Gary Ritondaro
Daniel Johnson

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